Building wealth through developing and operating major copper & gold mines

TASEKO ANNOUNCES FIRST QUARTER 2011 EARNINGS RESULTS

This release should be read with the unaudited financial statements and management’s discussion and analysis available at www.tasekomines.com and filed on www.sedar.com. Our financial results are prepared in accordance with IFRS and expressed in Canadian dollars, unless otherwise noted. Sales and production volumes for the Company’s 75%-owned Gibraltar mine are presented on a 100% basis unless otherwise indicated.

June 9, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) announces first quarter earnings of $5.7 million, or $0.03 per share. Adjusted earnings1 were $10.8 million, or $0.06 per share, a 48% increase over the $7.3 million reported in the first quarter of 2010.

Highlights

  Adjusted net earnings1 for the first quarter were $10.8 million, an increase over adjusted net earnings of $7.3 million for the prior-year period. The increase in adjusted net earnings reflects higher cash margins realized on copper sales due to higher market copper prices, offset by the reduced ownership in Gibraltar. Adjusted EPS for the first quarter 2011 was $0.06 compared to $0.04 for the first quarter 2010.

  Operating profit1 was $18.6 million in the first quarter 2011 compared to $24.6 million in the first quarter 2010.

  Cash margins1 continue to benefit from higher copper prices, increasing 34% to US$2.21 per pound from US$1.64 per pound in the prior year period. This corresponds with a 51% gross margin in the first quarter of 2011 versus 50% in the first quarter of 2010.

  Gibraltar’s copper production and sales volumes for first quarter 2011 were 19.2 million pounds and 17.0 million pounds, respectively. In first quarter 2010, copper production and sales volumes were 23.2 million pounds and 20.5 million pounds, respectively.

  During the quarter we announced plans to proceed with a $325-million expansion at Gibraltar. Gibraltar Development Plan 3 (“GDP3”) will increase annual production capacity to 180 million pounds of copper.

  In April, we completed a public offering of US$200 million aggregate principal amount of senior notes. We intend to use the proceeds primarily to fund GDP3.

  In May, we announced an 80% increase in mineral reserves at the Gibraltar mine, adding approximately 1.8 billion pounds of recoverable copper to the previous reserve of 2.5 billion pounds for a total of 4.3 billion recoverable pounds of copper.

Russell Hallbauer, President and CEO of Taseko, remarked “Cash margins continue to be a focus for the Company as we balance stripping requirements with metal production. The site’s primary focus has been completion of the SAG mill direct feed system which is now operational and we expect to see increasing mill throughput in the coming months. Unit operating cash costs for the quarter have increased as a result of increased strip ratio, a stronger Canadian dollar, higher consumable costs including diesel, steel, and reagents as well as lower metal production. This is partially offset by significantly improved molybdenum production.”

[1] Adjusted net earnings, operating profit and cash margins are non-GAAP financial performance measures. See pages 15-18 of the MD&A.

Building wealth through developing and operating major copper & gold mines

Gibraltar Operating Results

GIBRALTAR OPERATING STATISTICS (100% BASIS)	Three months ended March 31,
	2011	2010
Tons mined (millions)	14.0	11.5
Tons milled (millions)	3.2	3.6
Stripping ratio	2.5	2.2
Copper
Grade (%)	0.337	0.355
Recovery (%)	89.8	89.8
Production (million pounds)	19.2	23.2
Sales (million pounds)	16.6	20.4
Molybdenum
Grade (%)	0.013	0.014
Recovery (%)	36.7	21.5
Production (thousand pounds)	316.5	194.0
Sales (thousand pounds)	308.5	210.0
Copper cathode
Production (million pounds)	0.1	0.0
Sales (million pounds)	0.4	0.1
Per unit data [1]
Operating cash costs [2] (US$ per pound)	$2.08	$1.41
By-product credits [3] (US$ per pound)	$(0.35)	$(0.20)
Offsite costs for treatment & refining & transport [3] (US$ per pound)	$0.37	$0.34
Total cash costs of production (US$ per pound)	$2.10	$1.55
Total cash costs of production (Cdn$ per pound)	$2.07	$1.62
Total cash costs of sales (US$ per pound)	$2.08	$1.65
Total cash costs of sales (Cdn$ per pound)	$2.05	$1.71

1 Operating cash costs and total cash costs per pound produced are non-GAAP financial performance measures with no standard definition under IFRS. See pages 14-17 of the Company’s MD&A.
2 Operating cash costs are comprised of direct mining costs which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services. Non-cash costs, such as share-based compensation and depreciation, have been excluded.
3 By-product credits are calculated based on actual sales of molybdenum and silver for the period, divided by the total pounds of copper produced during the period.

The Gibraltar mine’s first quarter 2011 copper production was 19.3 million pounds, down 17% compared first quarter 2010. First quarter 2011 copper production was hampered by harsh winter conditions in January and February, an unscheduled four-day maintenance down and lower head grade. The Gibraltar concentrator, however, continued to perform well on copper recovery.

Building wealth through developing and operating major copper & gold mines

Molybdenum production during first quarter 2011 was 316.5 thousand pounds, up 63% compared to the prior-year quarter, largely due to a 71% increase in molybdenum recovery. The recovery increase was a result of operational and technical improvements to the molybdenum separation circuit.

In first quarter 2011, operating cash costs per pound of copper produced averaged US$2.08, a 48% increase over the US$1.41 averaged during first quarter 2010. Operating cash costs were adversely impacted in first quarter 2011 by the higher strip ratio, a reduction in copper production, the strengthened Canadian dollar compared to the US dollar, and increased mining consumables costs. Offsite costs for treatment and refining and transportation increased to US$0.37 per pound of copper produced in first quarter 2011, compared to US$0.34 per pound in the prior-year quarter. These cost increases were partially mitigated by a 77% increase in by-product credits during the first quarter 2011 to US$0.35 per pound of copper produced. By-product credits are comprised of molybdenum and silver sales during the quarter, divided by the total pounds of copper produced during the same period.

Gibraltar Development Plan 3

During the first quarter 2011, Taseko announced plans to proceed with an investment to significantly increase production at Gibraltar. GDP3 will include construction of a new concentrator to complement the existing 55,000 tons per day facility, increasing annual production capacity to 180 million pounds of copper at life of mine average grade. A new molybdenum recovery facility is also planned to increase annual molybdenum production to over two million pounds. The capital cost for the concentrator facility is estimated to be $235 million and approximately $90 million for the additional mining equipment. The estimated $325 million total capital cost represents 100% of the outlays required; our share is expected to be 75% of that amount.

Gibraltar Reserve Update

In May 2011, Taseko announced an 80% increase in mineral reserves at the Gibraltar mine, from 445 million tons to 802 million tons. The reserve evaluation maintained a 0.20% copper cut-off, incorporating a US$2.25 -per-pound pit shell design across the five pits that make up the Gibraltar deposit. The previous reserve update completed in 2008 used a US$1.75 -per-pound pit shell for the Gibraltar Extension and US$1.50 per pound for all other areas. Approximately 1.8 billion pounds of recoverable copper were added to the previous reserve of 2.5 billion pounds for a total of 4.3 billion recoverable pounds of copper. Molybdenum reserves increased from 30 million pounds to nearly 60 million pounds.

After the completion of GDP3, the Gibraltar ore body will be capable of supporting mining operations of 30 million tons of ore per year with production capacity of 180 million pounds of copper and 2.2 million pounds of molybdenum. The 4.3 billion pounds of recoverable copper will sustain operations at Gibraltar over the next 27 years at the increased production capacity levels which are anticipated to be achieved by 2013.

Aley (100%)

The Company’s 2010 exploration program on the Aley deposit resulted in the January 2011 announcement that assay results from this program indicate strong potential for development of a major niobium deposit and mine operation.

Our 2010 exploration program comprised geological mapping and diamond drilling of 23 drill holes for a total of 4,460 metres. These holes intersected excellent grade niobium mineralization across an area measuring over 900 metres east-west and 350 metres north-south. Mineralized drill intercepts range up to over 200 metres in length; the true widths will be determined by further delineation drilling. The niobium mineralization intersected is close to surface, highly continuous and is open to expansion in at least three directions and to depth. Please see the Company’s press release dated January 10, 2011 and our website for further information on the 2010 program.

Building wealth through developing and operating major copper & gold mines

For 2011, Taseko plans to accelerate work on the project with a comprehensive work program including improved road access, exploration and geotechnical drilling, metallurgical test work and environmental baseline studies. We believe there is a strong market for niobium in steel production and an excellent opportunity for development if the deposit is confirmed.

New Prosperity (100%)

In November 2010, the Federal Minister of Environment announced that the Prosperity project, as proposed, would not be granted Federal authorization to proceed. We have since that time reviewed and revised our plans for the project and have put forth a new design proposal which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan responds to concerns identified during the Federal review process and in February 2011, the Company submitted a new Project Description to the Federal Government. The Federal Government subsequently requested additional information, which was supplied as a revised project description on June 6, 2011 (for more information, see Taseko Mines website www.tasekomines.com).

The Canadian Environmental Assessment Agency (CEAA) is now expected to confirm the adequacy of the revised project description. Once confirmed, the Federal Government has up to 90 days to: coordinate with the Province of British Columbia; prepare a detailed background document, including project scope; and launch the Environmental Assessment review. We expect the Environmental Assessment review to commence by September 2011.

Summary Financial Results

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2011	2010
Revenues	$58,801	$75,508
Operating profit	$18,604	$24,570
Net earnings	$5,753	$77,059
Per share (“EPS”)	$0.03	$0.42
Adjusted net earnings:
Net earnings	$5,753	$77,059
Adjustments:
Unrealized (gain)/loss on derivative instruments	486	(7,491)
Gain on sale of marketable securities	-	(349)
Changes in fair value of financial instruments	529	-
Foreign currency translation gains/losses	4,026	1,196
Loss on extinguishment of debt	-	2,136
Gain on contribution to joint venture, net of tax effect	-	(65,268)
Adjusted net earnings	$10,794	$7,283
Per share (“adjusted EPS”)	$0.06	$0.04

Building wealth through developing and operating major copper & gold mines

Taseko will host a conference call on Friday, June 10, 2011 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada or (970) 315-0461 internationally. A live and archived audio webcast will also be available at www.tasekomines.com .

The conference call will be archived for later playback until June 17, 2011 and can be accessed by dialing (800) 642-1687 in Canada and the United States, or (706) 645-9291 internationally and using the passcode 69810711.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact: Investor Relations - 778-373-4533, toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.